FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 3 of Ruling 358, issued by the Brazilian Securities and Exchange Commission (“CVM”), on January 3, 2002, in light of the statements made in the press by Família Klein and its counselors of a potential controversy related to the association for the creation of Via Varejo S.A. (former Globex Utilidades S.A.), hereby discloses to the market that:

1.            The financial statements of Via Varejo S.A. are audited by Ernst&Young. The financial statements of June 30, 2010, the base date of the association, were audited and object of an accounting report on the same date.

2.            KPMG is conducting works of specific scope, determined by the Board of Directors of Via Varejo S.A., with the full support of CBD. Such works are being carried out at Globex, Nova Casas Bahia, Nova PontoCom and Indústria de Móveis Bartira Ltda., and are still ongoing.

3.            With respect to the document referred to by the counselors of Família Klein, we clarify that it does not contain any reference to any accounting inconsistency or mistake in the financial statements of Globex Utilidades S.A.. In that sense, the use of preliminary information, out of their context, as well as any conclusion or speculation relating thereto is reckless, hasty, distorted and harmful.

4.            The association that created Via Varejo S.A. is irrevocable from a legal standpoint, as it regards its existence as well as it regards its control characteristics, and any speculation to the contrary is harmful to the interests of CBD and Via Varejo S.A., both publicly held companies.

5.            CBD has already notified Família Klein and treats the matter with the maximum attention and seriousness, and shall adopt the required measures and take the applicable decisions based on consolidated information and in the appropriate moment.

São Paulo, October 16, 2012

Vitor Fagá de Almeida

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 16, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.